Contact

www.linkedin.com/in/crector
(LinkedIn)
www.snektech.com (Company)

Top Skills

Distributed Systems
Recommender Systems
Machine Learning

Carly Rector

Engineer and entrepreneur. Ex-Amazon. Founder of CO2ign Art.
Seattle, Washington, United States

Summary

Founder, CEO and Chief Architect of CO2ign Art, a new way to buy digital art, and owner of NeonMob, a digital art trading card game where independent artists share their work for others to collect. If you're an artist who'd like to earn money from your work, an owner of an art-centric property who'd be interested in collabing, or otherwise interested when we look at going to the next level, feel free to reach out!

Previously an engineer, architect, and product leader at Amazon with over 13 years of experience working on a wide breadth of products and technologies, including retail recommendations, machine learning, big data analysis, distributed services, web and mobile development, consumer devices, and home energy management.

Experience

NeonMob

CEO & Chief Architect
April 2023 - Present (10 months)
Seattle, Washington, United States

Acquired NeonMob, a digital art trading card game where independent artists share work for others to collect.

CO2ign Art

CEO & Chief Architect
May 2021 - Present (2 years 9 months)

Founded CO2ign Art, a digital art marketplace that fights climate change. Via patent-pending technology, art lovers can buy digitally signed images that fund unique carbon reduction projects. It's a completely new approach to digital art that doesn't require blockchain or NFTs, which have long been notorious for theft and fraud in the online art community.

Amazon

13 years 7 months

Senior Software Engineer, New Project Initiative, Devices and Digital Services
April 2018 - January 2021 (2 years 10 months)
Greater Seattle Area

- The first and lead engineer on a confidential new device technology.
- Worked with a cross functional team of machine learning scientists, engineers, product managers, business development leads, and economists.
- Built scalable solutions from the ground up incorporating machine learning algorithms, sensors, smart home devices, cloud services, and Alexa skills.
- Defined both technical and strategic direction for a largely undefined product.

Senior Software Engineer, Social Shopping
July 2016 - April 2018 (1 year 10 months)

- Worked with a new team focusing on providing social chat features for Amazon retail.
- Helped grow the team from 4 engineers to 27 over 1.5 years, and eventually provided technical direction across three sprint teams and a sister team of the same size.
- Developed back-end services as well as React/React Native/Redux front end.

Software Development Engineer, Similarities
January 2011 - July 2016 (5 years 7 months)

- Developed product similarities (e.g. Customers Who Bought Also Bought) features for Amazon retail.
- Experimented with new algorithms and features via A/B testing on the Amazon product detail page.
- Designed and built the foundations of a new system to select similarities features to display on the detail page dynamically rather than via static configuration.
- Proposed and built end-to-end a new feature which displays the best selling, top rated, and lowest price similar items. This feature was later expanded to other placements on the website.

Software Development Engineer, Personalization Platform
July 2007 - January 2011 (3 years 7 months)

- Developed personalization features (product similarities and personalized recommendations) for Amazon affiliate ad networks and subsidiary companies such as Zappos and IMDb.

- Implemented new data builds and services to calculate and serve "customers who viewed this webpage bought on Amazon" to select products for affiliate websites.
- Worked closely with Audible to assist their transition to Amazon's platform and select initial personalization features for the website.

Education

University of California, Berkeley
BA, Computer Science